(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-51071

CUSIP Number: 685317 10 9

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orange 21 Inc.
Full Name of Registrant

Former Name if Applicable

2070 Las Palmas Drive
Address of Principal Executive Office (Street and Number)

Carlsbad, California 92011
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Quarterly Report”) by the prescribed date due to the registrant’s need for additional time to complete the required financial statements for this period. The registrant will not be in a position to file its Quarterly Report until after the financial statements have been completed, which will not occur within the prescribed time period for the filing of the Quarterly Report. The delay in the filing is attributable to consolidating the financial statements of the registrant’s wholly owned Italian subsidiary, LEM S.r.l. (“LEM”), which the registrant acquired in January 2006. LEM’s financial statements historically have not been prepared in accordance with U.S. GAAP and therefore significant management time and attention has been required in order to reconcile such statements to U.S. GAAP and to integrate LEM’s accounting systems into the registrant’s accounting systems. In addition, the registrant has implemented a new ERP system in the first quarter of 2007. This has required significant time and resources for set up and training. Management and the registrant’s independent registered public accounting firm have been working diligently to complete and prepare the financial statements and anticipate that the Quarterly Report will be filed within the time allowed by this extension under Rule 12b-25.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including regarding the registrant’s expectations as to the filing date of its Quarterly Report, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant’s review of its accounting matters, finalization of its audit and completion of its financial statements and Quarterly Report, the ability of the registrant to file its Quarterly Report within the extension period, the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed with the SEC. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jerry Collazo, Chief Financial Officer	(760)	804-8420
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ORANGE 21 INC.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 16, 2007	By:	/s/ Jerry Collazo
Jerry Collazo Chief Financial Officer